[Healthways Letterhead]

December 5, 2008

Via EDGAR, Federal Express, and Facsimile

Ms. Peggy Kim

Special Counsel – Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3628

Washington, DC 20549-3628

Facsimile: (202) 772-9203

Re:	Healthways, Inc.
Schedule TO-I
Filed December 2, 2008
File No. 005-42749

Dear Ms. Kim:

On behalf of Healthways, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated December 3, 2008, concerning the issuer tender offer on Schedule TO-I under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on December 2, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised Schedule TO-I (the “Tender Offer”), which is being filed with the Commission today, both clean and marked to show changes from the initial version filed on December 2, 2008. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Tender Offer.

Offer to Purchase

1.

We note that the offer is conditioned on the tender of a minimum number of options in an amount greater than 80% of the total number of shares underlying all eligible options. Please note that if you waive the minimum condition, which in our view is a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

RESPONSE: We confirm that in the event the Company waives the condition that there be tendered a minimum number of options in an amount greater than, or equal to, 80% of the total number of shares underlying all eligible options, a material offer condition will have

Ms. Peggy Kim

Securities and Exchange Commission

December 5, 2008

been waived, there must remain five business days in the offer and the offer document must be amended to disclose the change.

Summary of Terms, page 2

When will I receive my Cash Payment, page 2

2.

We note that the offer expires on December 30, 2008 and that option holders will be paid through the payroll system in “early 2009.” In addition, we note that the letter of transmittal indicates that payment will be made “as soon as practicable” following expiration. Please tell us how you are complying with the prompt payment requirement of Rule 13e-4(f)(5). Refer to the discussion of prompt payment in Section II.D of SEC Release 34-43069.

RESPONSE:  The Company acknowledges the prompt payment requirement of Rule 13e-4(f)(5). The Company intends to make payment to eligible employees who elect to participate in the Offer on or before the first payroll date following the expiration of the Offer. Assuming expiration of the Offer on December 30, 2008, that first payroll date will be January 9, 2009. The Company believes this satisfies the requirement of Rule 13e-4(f)(5) and notes for the Staff’s consideration that the consideration will consist solely of cash payable to the employees of the Company who elect to participate. As such, the Company will need to deduct from the payment applicable tax withholding amounts and deliver the payment through the Company’s payroll system. We have revised the disclosure in the Offer to Purchase to clarify this procedure and to confirm that the payment will be made on or before January 9, 2009 if the Offer expires without extension, or on the first payroll date following the expiration of the Offer if the Offer is extended..

The Offer, page 7

Offer Expiration Time, page 7

3.

Please remove the references to a subsequent offering period throughout your document, since this is an issuer tender offer subject to Rule 13e-4, rather than a third-party tender offer subject to Regulation 14D. Refer to Section II.G.1 of SEC Release 33-7760.

RESPONSE: The subsequent offering period references in the Offer to Purchase have been removed in accordance with the Staff’s comment.

Cash Payment for Eligible Options, page 8

Amount of Cash Payment, page 8

4.

Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose, here and throughout your document, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Ms. Peggy Kim

Securities and Exchange Commission

December 5, 2008

RESPONSE: The language in the Offer to Purchase has been revised to remove any statements that our interpretation of the terms of the Offer will be final and binding and to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Miscellaneous: Forward-Looking Statements, page 19

5.

Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

RESPONSE: The reference in the Offer to Purchase has been revised in accordance with the Staff’s comment.

The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 614-4492 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

R. Claiborne Richards, Jr.

Enclosures

cc:	J. Page Davidson, Bass, Berry & Sims PLC